UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

477177109

(CUSIP Number)

Charles E. Glew

Steven M. Michienzi

Flexpoint Fund II, L.P.

Flexpoint Ford, LLC

676 N. Michigan Ave., Suite 3300

Chicago, Illinois 60611

(312) 327-4525

Copy to:

James S. Rowe

Mark A. Fennell, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 477177109	SCHEDULE 13D	Page 2 of 7

1	NAMES OF REPORTING PERSON: Flexpoint Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2377163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara Investment Partners, LLC, a Delaware limited liability company (“Sundara”), as described in Item 4 hereof.

CUSIP No. 477177109	SCHEDULE 13D	Page 3 of 7

1	NAMES OF REPORTING PERSON: Flexpoint Management II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2370850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY: ☐
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 hereof.

CUSIP No. 477177109	SCHEDULE 13D	Page 4 of 7

1	NAMES OF REPORTING PERSON: Flexpoint Ultimate Management II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2360949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 hereof.

CUSIP No. 477177109	SCHEDULE 13D	Page 5 of 7

1	NAMES OF REPORTING PERSON: Donald J. Edwards I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): ☐
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (1) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Sundara, as described in Item 4 hereof.

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2013, as amended by Amendment No. 1 filed with the Commission on October 24, 2016, as further amended by Amendment No. 2 filed with the Commission on March 29, 2017, and as further amended by Amendment No. 3 filed with the Commission on October 23, 2018 (the “Schedule 13D”) by Flexpoint Fund II, L.P. (the “Investor”), Flexpoint Management II, L.P. (“Flexpoint Management”), Flexpoint Ultimate Management II, LLC (“Flexpoint Ultimate”) and Donald J. Edwards (“Edwards”). The Schedule 13D relates to shares of common stock, par value $0.001 (“Common Stock”) of JetPay Corporation, a Delaware corporation (“Issuer”), previously issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following disclosure at the end such item:

On November 21, 2018, the Investor tendered all of its shares of Series A Preferred Stock in the Offer. On December 6, 2018, Merger Sub accepted for payment all shares tendered by the Investor.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a), (b)

As a result of the completion of the Offer, the Reporting Persons no longer have any beneficial ownership of shares of Series A Preferred Stock or Common Stock.

(c)

The information set forth in Item 4 hereof is incorporated herein by reference.

(d)

Not applicable.

(e)

The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 6, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 is hereby amended to add the following disclosure at the end of such Item:

The information set forth in Item 4 hereof is incorporated herein by reference.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

FLEXPOINT FUND II, L.P.

	By:	Flexpoint Management II, L.P.
	Its:	General Partner

	By:	Flexpoint Ultimate Management II, LLC
	Its:	General Partner

Dated: December 6, 2018	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

FLEXPOINT MANAGEMENT II, L.P.

	By:	Flexpoint Ultimate Management II, LLC
	Its:	General Partner

Dated: December 6, 2018	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

Dated: December 6, 2018	By:	/s/ Donald J. Edwards
		Name:	Donald J. Edwards
		Its:	Manager

Dated: December 6, 2018	/s/ Donald J. Edwards
Donald J. Edwards